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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SONOMAWEST HOLDINGS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

835637109
(CUSIP Number)

Roger S. Mertz
Three Embarcadero Center, 12th Floor
San Francisco, California 94111
(415) 273-7441
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 25, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of 4 Pages

CUSIP No. 835637109	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Roger S. Mertz

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 59,223

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 59,223

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,223[1]

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) IN

1 Includes 57,068 shares owned directly and 2,155 shares held by Mr. Mertz as trustee and to which Mr. Mertz disclaims any beneficial interest.

SEC 1746 (2/98)

CUSIP No. 835637109	13D	Page 3 of 4 Pages

Item 1:    Security and Issuer.

Class of Securities	Common Stock, No Par Value

Issuer:	SonomaWest Holdings, Inc. ("Issuer")

Principal Address:	2064 Highway 166 North, Sebastapol, CA 95472

Item 2:    Identity and Background.

(a) Reporting Persons: Roger S. Mertz

(b) Principal Business Address: Allen Matkins Leck Gamble Mallory & Natsis LLP Three Embarcadero Center, 12th Floor San Francisco, California 94111

(c)	Principal Occupation/Principal Business: Attorney-at-Law

(d)	None.

(e)	None.

(f)	United States of America.

Item 3:    Source and Amount of Funds or Other Consideration.

The securities were purchased in the open market with personal funds.

Item 4:    Purpose of Transaction.

    During the period of October 16-25, 2006, Mr. Mertz exercised stock options to purchase 25,000 shares of the Issuer's common stock in the following transactions:

Date of Exercise	Shares	Purchase Price
October 16, 2006	5,000	37,400
October 18, 2006	7,500	54,000
October 24, 2006	7,500	37,875
October 25, 2006	5,000	25,000

    Mr. Mertz's directly-held shares were acquired for investment purposes. The stock options were issued to Mr. Mertz by the Issuer in connection with Mr. Mertz's services as a member of its board of directors. Mr. Mertz ceased to be a member of the board of directors in November 2005.

Item 5:    Interest in Securities of the Issuer.

(a)	Shares Owned: 59,223, Percentage of Class: 5.3%.

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 59,223

(ii)	Shared power vote or direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 59,223

(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 835637109	13D	Page 4 of 4 Pages

(c)	None

(d)	Not applicable.

(e)	Not applicable.

Item 6:    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7:    Material to be Filed as Exhitis

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 16, 2006

By: /s/ Roger S. Mertz —————————————— Roger S. Mertz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT

CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)